

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2017

Ben Terry Rudd
Chief Executive Officer
RTO Finance Corp
5 Portofino Dr. Suite 2002
Gulf Breeze, FL 32561

> **Re:** **RTO Finance Corp**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 27, 2017**
> **File No. 024-10748**

Dear Mr. Rudd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II.

Summary of Information in Offering Circular

Credit Analysis

1. We note the exclusive role of Blue House Rentals, LLC. Please advise with a view towards disclosure whether there is any relationship between RTOF, Mr. Rudd or PPB and Blue House Rentals.

RTO Investors Return on Investment

2. We note your response to comment 18. Please clarify whether the 7% dividend is an annual dividend amount to be paid quarterly or whether you will pay 7% per quarter. Also, since you have no substantive operations, clarify whether you will you use proceeds from the offering to pay dividends and revise your Use of Proceeds disclosure as appropriate. Also expand Liquidity and Resources disclosure to address the payment of dividends.

<u>Directors, Executive Officers, and Significant Employees, page 36</u>

3. We note your response to Comment 22 and restate the comment in part. Please revise to disclose if there will be any related party transactions, such as making loans to Mr. Rudd's other businesses. In addition, will there be any conflicts regarding business opportunities, such as financing RTO contracts, between Mr. Rudd's interest in RTOF and in his other businesses. We note that the business of Mr. Rudd's other company, Rental Access LLC, is to purchase RTO contracts from Premier Portable Buildings and the business of RTOF is to finance RTO business investors purchasing RTO contracts. Clarify whether Mr. Rudd or Rental Access is an "RTO business investor" to which RTOF will provide financing and, if so, disclose any policies or terms that might differ from arms-length transactions.

<u>Exhibits to Offering Statement</u>

4. Please file the lease agreement for the Company's offices. If the agreement is oral, please file a written description of the contract as an exhibit to the Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Cara Lubit, Staff Accountant, at 202-551-5909 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Andy Altahawi